FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4, AS AMENDED (FILE NO. 333-168823) OF MCE FINANCE LIMITED AND THE GUARANTORS (AS DEFINED THEREIN) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

MELCO CROWN ENTERTAINMENT LIMITED
Form 6-K

Explanatory Note

Signature

Exhibit 99.1 — Condensed Consolidated Financial Statements and Reconciliation

Exhibit 99.1

Explanatory Note
This 6-K serves to provide holders of MCE Finance Limited’s US$600,000,000 aggregate principal amount of 10.25% Senior Notes due 2018 (the “Senior Notes”) with copies of MCE Finance Limited’s unaudited condensed financial statements, on a consolidated basis, in respect of the third fiscal quarter of the fiscal year ended 2010, pursuant to the terms of the Indenture, dated as of May 17, 2010, in connection with the offering of the Senior Notes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis

	Name:	Geoffrey Davis
	Title:	Deputy Chief Financial Officer
Date: November 29, 2010

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